Mail Stop 4561

April 30, 2009

By U.S. Mail and facsimile (413) 594-5266

William J. Wagner
Chairman of the Board, President and Chief Executive Officer
Chicopee Bancorp, Inc.
70 Center Street
Chicopee, Massachusetts 01013

> **Re: Chicopee Bancorp, Inc.**
> **Form 10-K for December 31, 2008**
> **Definitive Proxy Statement filed April 13, 2009**
> **File Number 000-51996**

Dear Mr. Wagner:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Business – Lending Activities, page 3

1. Please advise the staff as to your exposure to subprime lending or non-traditional lending products. If significant, please include this disclosure in future filings.

2. Please revise your future filings to disclose the extent to which you underwrite variable rate loans to the fully indexed rate. To the extent you do not, please disclose how you

consider this practice when evaluating your allowance for loan losses.

Properties, page 20

3.   In future filings, please state whether the main office and seven full service branch offices are owned or leased by you or by your subsidiaries.

Market for Registrant's Common Equity, Related Stockholders Matters and Issuer Purchases of Equity Securities, page 21

4.   In future filings, please conform the title of this section of your Annual Report to the proper title of Item 5 on Form 10-K.

5.   In future filings, please provide the number of holders of your common stock as of the last practicable date rather than as of your year end. Refer to Item 201(b) of Regulation S-K.

Selected Financial Data, page 23

6.   Please revise your future filings to present your income (loss) from continuing operations per common share, pursuant to Instruction 2 of Item 301 of Regulation S-K.

7.   Footnote (4) indicates that you make certain adjustments in computing your Efficiency ratio. Please tell us and revise your future filings to disclose the extent to which these adjustments comply with the definition of the Efficiency ratio promulgated by your primary federal banking regulator. To the extent your measure does not comply with that guidance, it appears to be a non-GAAP measure under Item 10(e) of Regulation S-K. If that is the case, please revise your future filings to provide the disclosures required by Item 10(e), including a reconciliation and discussion of how you use the measure and why you believe it is useful to investors. Discuss any inherent limitations of the usefulness of the measure based on the adjustments made.

Management's Discussion and Analysis
Allowance for Loan Losses, page 25

8.   You state here that "The allowance for loan losses is a valuation allowance for probable incurred credit losses." If true, please revise your future filings to more clearly and definitively disclose, here and elsewhere your document as applicable, that you believe the allowance for loan losses you established as of the balance sheet dates presented is "appropriate" to cover the inherent probable losses in the portfolio.

Liquidity Management, page 46

9.   Please revise your future filings to disclose the specific nature of your short-term investments, and discuss the reasons for fluctuations in the balance of these investments from period to period.

Exhibits, page 53

10.   We note that you filed as exhibits amendments to certain compensatory plans and contracts which were effective in November 2008. We also note that you did not file a Current Report on Form 8-K to describe the terms and conditions of any of these amendments. Please explain how you concluded that a Form 8-K was not required for any of these amendments. Refer to Item 5.02(e) of Form 8-K.

Consolidated Financial Statements
Securities, page F-17

11.   Please tell us in detail how you concluded that your marketable equity securities were not other than temporarily impaired at December 31, 2008. Please address the following as part of that analysis:

*   Please provide us with a list of the 37 equity securities that were in an unrealized loss position that quantifies the cost basis, the fair value, the unrealized loss, and the length of time they have been in an unrealized loss position.

*   For the 11 equity securities that have been in an unrealized loss position for greater than twelve months as of December 31, 2008, please provide a description of the specific evidence considered when concluding that these securities would recover their value, and the time horizon over which you predicted that they would occur for the purposes of asserting that you have the intent and ability to hold them until recovery.

*   Tell us how you considered subsequent events information in making your determination that these securities were not other-than-temporarily impaired as of the balance sheet dates presented.

*   To the extent that you are able to support that the equity investments were not other-than-temporarily impaired as of December 31, 2008, please update this information as of March 31, 2009.

*   Tell us how the performance of each equity security fared during the quarter ended March 31, 2009 and during the subsequent period through the date of your response. Specifically explain how this performance compared to your projection of recovery

for these securities, and explain how you updated your expectations of near-term recovery based on that information.

- We may have further comment based on your response.

12.   To the extent that you are able to support that the equity securities were not other-than-temporarily impaired, please revise your future filings to provide a breakdown of the securities that have been in an unrealized loss position for greater than 12 months with information similar to that requested in the first two bullets of the comment above.

13.   In future filings, please revise to clarify the nature of your collateralized mortgage obligations, and disclose whether these consist of sub-investment grade or sub-prime or Alt-A mortgage backed securities. Please tell us the specific evidence considered when concluding that you would collect all contractual amounts due.

Advances From Federal Home Loan Bank, page F-25

14.   Please revise your future filings to disclose the extent to which your FHLB advances contain any call features.

Income Taxes, page F-27

15.   In future filings, please revise your disclosures to address the following:

- Please separately present all information related to deferred tax assets and deferred tax liabilities.   Refer to paragraph 43 of SFAS 109.

- If true, please revise to clearly state that the valuation allowance is recorded at the amount necessary for the portion of your deferred tax assets which you believe it is "more likely than not" that your future taxable income will not be sufficient to realize. Refer to paragraph 17e of SFAS 109.

- Clearly disclose how you determined the amount of the valuation allowance as of each balance sheet date, including how you determined which portion of your deferred tax assets were realizable. Refer to paragraph 21 of SFAS 109.

Definitive Proxy Statement
Stock Ownership, page 10

16.   In future filings, please disclose the natural person who has voting power over the shares beneficially owned by Dalton Greiner, Hartman, Maher & Co.

Executive Compensation
Compensation Discussion and Analysis – Cash-Based Incentive Compensation, page 16

17.   Please tell us why you have not disclosed the "certain pre-established performance objectives" in determining your cash-based incentive compensation for your named executive officers for the 2008 fiscal year. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Executive Compensation, page 21

18.   Please amend to provide compensation of the named executive officers (NEOs) for each of your last three completed fiscal years. Refer to Item 402(c) of Regulation S-K.

Transactions with Related Persons, page 32

19.   We note your disclosure with regard to loans or extensions of credit to related persons; in future filings, please conform this disclosure to the language in Instruction 4(c) of Item 404 of Regulation S-K to clarify that the loans are on the same terms as those made to persons not related to the lender.

* * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Rebekah Moore at 202-551-3303, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

Sincerely,

Kathryn McHale
Staff Attorney